Mail Stop 4561

November 19, 2009

Douglas P. Solomon
Senior Vice President, General Counsel and
Secretary
Netsuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403-2511

      Re: Netsuite Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             File No. 001-33870

Dear Mr. Solomon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief